August 4, 2023

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Steve Lo
Kimberly Calder
Liz Packebusch
Timothy S. Levenberg

Re:	Globavend Holdings Ltd Draft Registration Statement on Form F-1 Response to the Staff’s Comments Dated July 18, 2023 (CIK No. 0001978527)

Ladies and Gentlemen:

On behalf of our client, Globavend Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 18, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 20, 2023. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Staff’s comments from its letters dated July 18, 2023 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Carolyn H.L. SNG	孫慧蓮	Christopher TUNG	董彥華
Michael K.S. CHAN	陳國淳	Jay J. LEE	李再浩	Virginia M.L. TAM	譚敏亮	Frank VOON	溫匯源
Sacha M. CHEONG	文錦明	Iris M.K. LEUNG	梁美琪	Choo Lye TAN	陳珠萊	Sook Young YEU	呂淑榮
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知

Registered Foreign Lawyer (PRC)

Amigo L. XIE	謝嵐

Draft Registration Statement on Form F-1 submitted June 20, 2023

Summary of Key Risks

Risks Related to Doing Business in Hong Kong, page 9

1.	Please revise your summary of risk factors to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 9, 26 and 27 of the Revised Draft Registration Statement.

RISK FACTORS

We are an emerging growth company..., page 43

2.	Please revise your risk factor to identify any exemptions and scaled disclosures which overlap with those available to you as both a foreign private issuer and an emerging growth company, and to clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 43 of the Revised Draft Registration Statement.

Results of Operations, page 60

3.

We note your disclosure regarding the fluctuations in foreign exchange rates on page 59. Please revise your discussion, to the extent material to an understanding of your results of operations, to quantify for each period presented the impact that foreign currency movement had on your revenue and expenses. Refer to Item 5.A.3. of Form 20-F.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 59 of the Revised Draft Registration Statement.

4.

We note your revenue from integrated cross-border logistics services increased 62.1% in 2022 and revenue from air freight forwarding services increased 262.5% in 2022. Please revise your discussions of revenues to describe if such changes are attributable to changes in prices or other factors. For example, disclose average daily package volume, average daily freight pounds, average daily shipments, the number of air freight spaces sold for each period, or any other metric, if available. Refer to Item 5.A.1. of Form 20-F.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 61 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 63

5.

We note you discussed the working capital as of September 30, 2022 as compared to September 30, 2021. Please revise to discuss the underlying reasons for the significant fluctuations of the components of the working capital between periods. For example, but not limited to, discuss the underlying reasons why your cash and cash equivalents decreased significantly while your accounts payables increased significantly.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 63 and 64 of the Revised Draft Registration Statement.

6.	Please revise to analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and plans for cash in the short-term and separately in the long-term. Additionally, provide a statement that in management’s opinion the working capital is sufficient for the company’s present requirements, or, if not, how you propose to provide the additional working capital needed. Refer to Item 5.B.1(a) of Form 20-F.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 63 of the Revised Draft Registration Statement.

Cash Flow

Operating Activities, page 66

7.

Your discussion of net cash flows used in operating activities merely describes the items identified on the face of the statement of cash flows. Please revise your discussion of operating cash flow to address material changes in the primary drivers and other material factors. Refer to SEC Release No. 33-8350 for guidance.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 66 of the Revised Draft Registration Statement.

Our Competitive Strengths, page 69

8.

On pages 71 and 80, you detail your self-developed, all-in-one shipping solution. Tell us your consideration of ASC 985-20. In this regard, ASC 985-20-55-3 indicates that the costs of software that is marketed as part of a product or process are included in the scope of this subtopic.

In response to the Staff’s comment, the Company respectfully advises the Staff that ASC 985-20 establishes the accounting and reporting for the costs of software to be sold, leased, or otherwise marketed as a separate product or as part of a product or process (externally marketed software), whether internally developed or purchased. ASC 985-20 applies to development costs for software that will be separately licensed, as well as software included within a product sold, to a customer.

The Company’s shipping solution software is not to be sold or leased and is not considered externally marketed software as that software is not included in or part of the actual good or service sold by the Company. To the contrary, the shipping solution software is treated as an operational platform to facilitate effective logistics management by way of being used to monitor the process (such as generating the booking instructions and delivery instructions) automatically without any manual inputs. In order to provide the comprehensive ancillary logistic services to the customer, the Company also connects its shipping solution software to the booking systems of customers, as well as the carrier management systems of the ground transportation carriers. As a result, the customer can check the logistic status on their own instead of the Company having need to spend the human resources to handle the matters. Under these circumstances, the Company believes that ASC 985-20 and ASC 985-20-55-3 does not pertain to the Company’s all-in-one shipping solutions.

The Company further respectfully advises the Staff that the Company first paid the initial cost of $7,500 to an IT personnel in the first quarter of 2019 to obtain the shipping solution software, which was further modified solely to meet the Company’s internal need. The Company has paid the maintenance fee of approximately $740 per annum to the IT personnel for the maintenance and upkeeping of the shipping solution software. Despite the fact that according to ASC 350-40, costs of computer software obtained for internal use shall be capitalized, the Company has expensed the initial cost to its consolidated statements of operations and comprehensive income on first recognition in 2019 as the amount is immaterial.

BUSINESS

Our Strategies, page 72

9.

You state here that you plan to further expand your “logistics network and business presence in Australia and New Zealand” and at page 24 that you “intend to hire additional staff in Hong Kong to facilitate our expansion plans.” Please further discuss your plans to expand your business and provide updated staffing information for each location.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 72 and 82 of the Revised Draft Registration Statement.

MANAGEMENT, page 92

10.

We note your disclosure that you intend to enter into employment agreements with each of your executive officers, and that you intend to enter into agreements with all directors whose service will begin upon the effectiveness of the registration statement. Please update your exhibit index to include the employment contracts required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1, rather than “forms of” employment agreement. In the alternative, confirm if true that these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S- K.

In response to the Staff’s comment, the Company acknowledges the employment contracts required by Item 601(b)(10) and has included the employment agreement entered with Mr. Wai Yiu Yau, its Chief Executive Officer, as exhibit 10.2 of the Revised Draft Registration Statement.

Additionally, the Company respectfully informs the Staff that it intends to update the exhibit index to incorporate the agreements with directors as soon as they become available.

General

11.	We note your definition of “mainland China” includes the special administrative region of Hong Kong. However, such inclusion appears inconsistent with disclosure elsewhere. For instance, your cover page disclosure states that you are headquartered in Hong Kong, a special administrative region of the People’s Republic of China (“China” or the “PRC”), with its own governmental and legal system that is independent from mainland China, and that the legal and operational risks associated with operating in mainland China may also apply to your operations in Hong Kong. Please revise your definition or advise. In addition, please clarify that all of the legal and operational risks associated with operating in the PRC also apply to your operations in Hong Kong. Where appropriate, you may describe PRC law and then explain how the law in Hong Kong differs from PRC law and describe any risks and consequences to the company associated with those laws.

In response to the Staff’s comment, the Company has revised the referenced definition on page ii of the Revised Draft Registration Statement.

The Company has included the disclosure that “all of the legal and operational risks associated with operating in the PRC also apply to our operations in Hong Kong” in both the cover pages of the Public Offering Prospectus and the Resale Prospectus as well as on page 27 of the Revised Draft Registration Statement under the risk factor entitled “All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice, and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain”.

Further, the Company has included the referenced disclosure regarding the differences between Hong Kong law and PRC law on page 27 of the Revised Draft Registration Statement under the risk factor entitled “The Hong Kong legal system embodies uncertainties that could limit the legal protections available to you and us”.

12.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

In response to the Staff’s comment, the Company will provide the Staff with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam
Title:	Partner